Mail Stop 3561

      December 12, 2005

Via U.S. Mail and Fax (440-546-1903)

Mr. David S. Smith
President and Treasurer
Mission Broadcasting, Inc.
7650 Chippewa Road,
Suite 305
Brecksville, OH 44141

	RE:	Mission Broadcasting, Inc.
      Form 10-K for the Year ended December 31, 2004
		Filed March 25, 2005
		File No. 333-62916-02

Dear Mr. Smith:

      We have reviewed the above referenced filing and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page F-2

1. Please have your auditors revise their report to refer to "the standards of the Public Company Accounting Oversight Board (United States)" as required by PCAOB Auditing Standard No. 1.

*    *    *    *

      As appropriate, please amend your Form 10-K and respond to the above comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Andrew Mew, Senior Staff Accountant, at
(202)
551-3377 or Robert S. Littlepage, Jr., Accountant Branch Chief, at
(202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director

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Mission Broadcasting, Inc.
December 12, 2005
Page 1